United States securities and exchange commission logo





                        May 23, 2024

       Teofilo Raad
       Chief Executive Officer and President
       Pulmatrix, Inc.
       36 Crosby Drive, Suite 100
       Bedford, MA 01730

                                                        Re: Pulmatrix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 17, 2024
                                                            File No. 333-279491

       Dear Teofilo Raad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Rick Werner